Amendment No. 9 to Transfer Agency and Services Agreement

This ninth amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of August 13, 2021 (the “Amendment Effective Date”).

Term	Means
“Existing Agreement”	The Transfer Agency and Services Agreement between the Fund and ALPS dated August 13, 2008, as amended
“ALPS”	ALPS Fund Services, Inc.
“Portfolio[s]”	Heartland Value Fund Heartland Value Plus Fund Heartland Mid Cap Fund
“Fund”	Heartland Group, Inc.

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Fund Services, Inc.		Heartland Group, Inc.

By:	/s/ Kenneth Fullerton	By:	/s/ Vinita Paul

Name:	Kenneth Fullerton	Name:	Vinita Paul

Title:	Authorized Representative	Title:	VP, CCO, Secretary

Schedule A to this Amendment

Amendments

The Existing Agreement is amended as of the Amendment Effective Date as follows, except such AML provisions shall take effect as of the date of corresponding updates to the ALPS AML Procedures, as defined in APPENDIX E (currently targeted for October 1, 2021):

5.	The content of Section 16. Customer Identification Program is removed in its entirety and replaced by “Reserved.”

6.	The ALPS contact information in Section 22. Notices of the Existing Agreement is deleted in its entirety and replaced with the following:

To ALPS:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1000

Denver, CO 80203

Attn: General Counsel

Email: notices@sscinc.com

7.	The content of Subsection (m) of APPENDIX B is removed in its entirety and replaced by:

“Perform delegated AML services as described in APPENDIX E”

8.	The content of Subsection (n) of APPENDIX B is removed in its entirety and replaced with “Reserved.”

9.	The content of Subsection (o) of APPENDIX B is removed in its entirety and replaced with “Reserved.”

10.	The content of Subsection (p) of APPENDIX B is removed in its entirety and replaced with “Reserved.”

11.	APPENDIX E attached hereto is added to the Existing Agreement and shall govern the delegated AML services provided by ALPS pursuant to the Existing Agreement.

12.	The following language is added to the “Out-of-Pocket Fees” paragraph contained in APPENDIX C:

For expenses of a third party from which ALPS receives services as part of an existing ALPS relationship or agreement, the Fund may be billed the amount attributable to the services it received, calculated before application of any discount that ALPS may receive as part of its overall relationship with the supplier (if applicable). All such fees described above may be provided through ALPS affiliates at standard rates.

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.

APPENDIX E

ANTI-MONEY LAUNDERING DELEGATION

1.	Delegation.

In order to assist the Fund with the Fund’s anti-money laundering and countering the financing of terrorism (“AML”) responsibilities under applicable AML laws, ALPS offers certain risk-based AML procedures that are reasonably designed to: (i) promote the detection and reporting of potential money laundering activities; and (ii) assist in the verification of persons opening accounts with the Fund (“ALPS AML Procedures”). The Fund desires to implement the ALPS AML Procedures as part of the Fund’s overall AML program (“Fund AML Program”).

Accordingly, subject to the terms and conditions set forth in this Agreement, the Fund hereby instructs and directs ALPS to implement the ALPS AML Procedures as set forth in Section 3 below on the Fund’s behalf and delegates to ALPS the day-to-day operation of ALPS AML Procedures.

While ALPS AML Procedures may be subject to monitoring and testing by employees of ALPS (or its parent company, or affiliates) or an independent party, as documented in the ALPS AML Procedures, the Fund acknowledges that the Fund will determine whether any such efforts or outcomes of testing are sufficient to meet applicable regulatory requirements for an independent test of the Fund AML program.

2.	Limitation on Delegation.

The Fund acknowledges and agrees that in accepting the delegation hereunder, ALPS is agreeing to perform only the AML Procedures and is not undertaking and shall not be responsible for any other aspect of the Fund AML Program or for the overall compliance by the Fund with the USA PATRIOT Act or for any other matters that have not been delegated hereunder.

Additionally, the parties acknowledge and agree that ALPS shall only be responsible for performing the ALPS AML Procedures with respect to the ownership of, and transactions in, Shares in the Portfolio(s) for which ALPS maintains the applicable Shareholder information.

In performing the ALPS AML Procedures for the Fund under this Agreement, and in connection with the execution of the policies and procedures, ALPS will rely upon and assume the accuracy of the information and representations provided to ALPS by the Fund in connection with the provision of services pursuant to this Agreement.

3.	ALPS AML Procedures.

ALPS shall perform ALPS AML Procedures, as documented. The ALPS AML Procedures are subject to change at any time at ALPS’ sole discretion. ALPS agrees to make ALPS AML Procedures documentation available to the Fund.

Among other items and consistent with the ALPS AML Procedures, ALPS shall compare account and transaction information to any FinCEN request received by the Fund and provided when available to ALPS without undue delay, pursuant to USA PATRIOT Act Sec. 314(a), and provide the Fund with the necessary information for it to respond to such request within the required time frame. For the avoidance of doubt, ALPS shall have no obligation under this subsection to procure the Fund’s 314(a) request list, follow up with the Fund in regard to 314(a) request lists that the Fund or its service provider has failed to provide to ALPS, or take any action with respect to the Fund’s 314(a) request list if such list has not been provided to ALPS by the Fund.

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